

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Kevin Rakin
Chief Executive Officer
HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, NY 10018

> **Re: HighCape Capital Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed May 13, 2021**
> **File No. 333-253691**

Dear Mr. Rakin:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4 filed May 13, 2021

Summary Historical Financial Information of HighCape, page 38

1. We acknowledge the corrections made to your summary of historical financial information of HighCape. However, they remain incomplete. Please correct amounts for the net loss, weighted average shares outstanding of Class A and Class B non-redeemable common stock and basic and diluted net loss per share of Class A and Class B non-redeemable common stock in the statement of operations on page 38 and total liabilities in the balance sheet on page 39 to reflect the restatement.

You may contact Frank Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Johansen, Esq.